FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Argentine National Securities Commission (CNV) dated July 5, 2011

Buenos Aires, July 5, 2011

Messrs.
National Securities Commission

Ref.: Extension of Exploitation Concessions in the Province of Mendoza

Dear Sirs,

In compliance with the requirements set forth in section No. 2 of Chapter XXI of the Regulations of the Comisión Nacional de Valores (“National Securities Commission”), we inform you that within the bidding of companies that hold exploitation concessions made by the Province of Mendoza through Provincial Decree No. 1547/10, YPF S.A. (hereinafter “YPF”) entered into the Memorandum of Agreement provided under such regulation (hereinafter, the “Memorandum of Agreement”), in order to extend the original terms of the exploitation concessions identified below and to extend YPF’s transport concessions in the Province following the expiration of their original terms. The Memorandum of Agreement will become effective upon its approval by the Executive Power, through a decree, within a maximum period of 90 days.

In connection with the above, we inform you that Provincial Decree No. 1.465/11, which approved the Memorandum of Agreement, was published in the Official Gazette No. 28.930 of the Province of Mendoza on July 4, 2011.

The Memorandum of Agreement entered into by YPF and the Province of Mendoza establishes the following provisions, among others:

•
Concessions involved: El Portón, Barrancas, Cerro Fortunoso, El Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana, which as of December 31, 2010 jointly represented approximately 9% of YPF’s total proved reserves.

•	Extension of concession terms: exploitation concession terms originally expiring in 2017 are extended for a 10-year term, which means that they will expire in 2027.

•
Pursuant to Provincial Decree No. 1547/10 and 3089/10, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the dates specified in the Memorandum of Agreement, an initial payment for the amount set forth therein; ii) to pay the Province an “Extraordinary Production Royalty”. In addition, the parties agreed to make additional adjustments in the event of extraordinary income as a result of lower export duties or higher average monthly prices for the sale of crude oil and/or natural gas in accordance with the criteria and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities and make certain investments and expenditures, as stipulated in the Memorandum of Agreement, on the exploitation concessions that constitute the subject-matter of the Memorandum of Agreement; iv) to make a “Corporate Social Responsibility” contribution in the Province of Mendoza, which must be made effective in the same timeframe, terms and conditions as the initial Payment. The purpose of such contribution will be to collaborate with the Province in the promotion of education, health, sport, culture, facilities and community development; v) prioritize the recruitment of local companies and suppliers and to promote their creation and development through the activities set forth in the Memorandum of Agreement, in order to strengthen the economy and the quality of life of the population of the Province, and vi) pay annually a donation in the amount established in the Memorandum of Agreement to the Fund for Institutional Strengthening, for the purchase of equipment, staff qualification, training and motivation, logistics and operational expenses of the Environmental Secretariat, the Hydrocarbons, Mining and Energy Undersecretariat, and other authorities involved in the implementation, monitoring and control of the concession extensions awarded under Law No. 7526, Decree No. 1547/10 and herewith.

Yours sincerely,

On behalf of YPF S.A.

GUILLERMO REDA Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 6, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer